U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Wicker                              Damion                    E.
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   (Last)                            (First)              (Middle)

c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

October 25, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

MediChem Life Sciences, Inc. ("MCLS")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                         5. Owner-
                                                    3. Title and Amount of Securities                       ship
                                                       Underlying Derivative Security                       Form of
                         2. Date Exercisable           (Instr. 4)                                           Derivative
                            and Expiration Date     ---------------------------------    4. Conver-         Security:
                            (Month/Day/Year)                               Amount           sion or         Direct     6. Nature of
                         ----------------------                            or               Exercise        (D) or        Indirect
                         Date       Expira-                                Number           Price of        Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative      (I)           Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security        (Instr. 5)    (Instr. 5)
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

Class A Convertible
Preferred Stock
of MCR Holdings(FN 1)     Immed      N/A             Common Stock           3,641,253          18.65557 for 1    I           (FN 2)
                                                                              (FN 1)
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

Explanation of Responses:

(1) Pursuant to the Articles of Incorporation of MCR Holdings, Inc. ("MCR"), the parent of MediChem Life Sciences, Inc. (the "Issuer"), immediately prior to the initial public offering of the Issuer the Class A Convertible Preferred Stock of MCR will convert into shares of Class B Redeemable Stock of MCR, which will be redeemed for cash, and on a 1-for-1 basis into shares of the Class A Common Stock of MCR. Immediately prior to the close of the initial public offering of the Issuer, MCR will merge into the Issuer and all outstanding shares of the Class A Common Stock of MCR will automatically convert into Common Stock of the Issuer on an 18.65557-for-1 basis. The amounts shown represent the beneficial ownership of equity securities of the Issuer by ChaseMediChem Partners, LLC ("MediChem") after the conversion and the merger.
A portion of the securities owned by MediChem may be deemed attributable to the reporting person because he is a general partner of Chase Capital Partners ("CCP"), the managing member of Chase Equity Associates, LP ("CEA"). CEA is the non-managing member of MediChem. The actual pro rata portion of the reporting person's beneficial ownership is not readily determinable because it is subject to several variables, including CEA's and CCP's internal rate of return and vesting. Mr. Wicker disclaims ownership of the securities shown in the Table to the extent it exceeds his indirect pecuniary interest in the Issuer.


/s/  Damion E. Wicker                                      10/25/2000
---------------------------------------------         ----------------------
     Damion E. Wicker                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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